Mail Stop 3561

				September 28, 2005

By Facsimile and U.S. Mail

Mr. Stephen Lucas
Group Finance Director
National Grid PLC
1-3 Strand
London, WC2N 5EH
England

		Re:	National Grid PLC
			Form 20-F for the fiscal year ended March 31, 2005
			Filed June 15, 2005
			File No. 1-14958

Dear Mr. Lucas:

      We have reviewed your filings and have the following
comments.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation.   After
reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

National Grid PLC Form 20-F for the fiscal year ended March 31,
2005

General

1. Please be advised that the following page references correspond to your printed 2005 annual report that was incorporated by reference into your March 31, 2005, Form 20-F filing.

Operating Review - Wireless Infrastructure, page 37

2. We note your investment in Crown Castle International Corp. for
1.1 billion pound sterling which may be significant. In this regard, please explain why you have not provided the disclosures required by
SFAS no. 141 in your US GAAP reconciliation note. If you believe the acquisition is not material, show us your quantitative and qualitative analysis.

US GAAP Reporting - Continuing and Discontinued Operations, page
57

3. You disclose that the planned sales of your four regional gas distribution networks will be classified as discontinued operations for US GAAP and IFRS purposes subsequent to March 31, 2005. You further disclose in your financial review that operational exceptional charges related to these planned disposals totaled $62 million pounds sterling. Please explain to us the nature of these charges and how you will account for these restructuring charges under US GAAP.

Note 32 Differences between UK and US accounting principles, page
121

4. Explain to us what consideration you gave to SFAS no. 143 for purposes of your US GAAP reconciliation note.

5. Please explain why you have not disclosed the number of shares used to determine basic and diluted earnings per share (EPS) under US
GAAP, and any differences between the methods utilized to determine the numerators and denominators in the calculations of EPS under US
GAAP and UK GAAP.

6. Please explain why the disclosures required by FIN 45, have not been presented. These disclosures appear to be required in the footnotes to your US GAAP reconciliation note pursuant to Item 18 of
Form 20-F.

7. Explain to us if you meet the threshold requirements set forth in
Rule 4-08 of Regulation S-X for disclosure of restricted net assets of subsidiaries.

8. Please explain why you have not provided the required disclosures of items affecting income tax expense. See Rule 4-08(h) of Regulation S-X.

b) Pensions and other post-retirement benefits, page 124

9. Please reconcile the additional minimum liability adjustment of 618 million pounds sterling to the recorded amount on your Group`s Other Comprehensive Loss Statement of 623 million pounds sterling.

d) Financial Instruments, page 125

10. Your disclosure indicates that you apply hedge accounting for some of your net investment hedges. Under US GAAP, translation gains
(losses) are reported as a cumulative translation adjustment (CTA) in stockholders` equity, and to the extent the hedge is effective, gains
(losses) on the net investment hedge are also recorded as part of CTA. Explain to us where you have reported the changes in value of your net investment hedges. Furthermore, explain to us what instruments you are using to hedge your foreign exposure and if they are highly effective. An example which provides the related journal entries would facilitate our review.

Other comprehensive loss, page 133

11. Explain to us what comprises the line item mark to market financial instruments. If these instruments represent investments in debt or equity securities, explain why you have not provided the disclosures required by SFAS no. 115. If they represent SFAS no. 133 cash flow hedges, explain how you have complied with the disclosure requirements of Statement no. 133 as it relates to cash flow hedges.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.
Please file your response letter on EDGAR as a correspondence file.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.











		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

		Sincerely,



		Jim Allegretto
		Senior Assistant Chief Accountant













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Mr. Stephen Lucas
National Grid PLC
September 28, 2005
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